BROADWAY FINANCIAL CORPORATION
5055 Wilshire Boulevard, Suite 500
Los Angeles, California 90036

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Julia Griffith
Office of Finance

Re:	Broadway Financial Corporation
Registration Statement on Form S-4
File No. 333-252185

Ladies and Gentlemen:

Pursuant to Rules 461 promulgated under the Securities Act of 1933, as amended, Broadway Financial Corporation (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on February 11, 2021, or as soon as possible thereafter.

Please contact James R. Walther of Arnold & Porter Kaye Scholer LLP, counsel to the Company, at (213) 243-4297 or via email at James.Walther@arnoldporter.com, with any questions you may have regarding this request. In addition, please notify Mr. Walther by telephone when this request for acceleration has been granted.

Very truly yours,

BROADWAY FINANCIAL CORPORATION

By:	/s/ Wayne-Kent A. Bradshaw
	Name:	Wayne-Kent A. Bradshaw
	Title:	President and Chief Executive Officer

cc: Brenda J. Battey, Broadway Financial Corporation
James R. Walther, Arnold & Porter Kaye Scholer LLP
Edward A. Deibert, Arnold & Porter Kaye Scholer LLP